Goodwin Procter LLP Counselors at Law Three Embarcadero Center 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041

February 2, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	aTyr Pharma, Inc. Draft Registration Statement on Form S-1

Submitted December 22, 2014

CIK No. 0001339970

Ladies and Gentlemen:

This letter is being submitted on behalf of aTyr Pharma, Inc. (the “Company”) in response to comments contained in the letter dated January 20, 2015 (the “Letter”) from Jeffrey P. Riedler, Assistant Director of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John D. Mendlein, Ph.D., Chief Executive Officer and Executive Chairman of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) that was submitted on December 22, 2014. The Company is concurrently submitting a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to the Revised Draft Registration Statement as marked. Copies of this letter and its attachments will also be provided to Matthew Jones, Bryan Pitko and Mark Brunhofer of the Commission.

Prospectus Summary, page 1

1.	Please revise the table on pages 2 and 80 to reflect only the current stage of development for each product candidate and indication. Accordingly, please eliminate columns for anticipated next milestone due to the uncertainty of such events. Anticipated milestone and other future events are properly discussed in the text where they can be placed in an appropriate context.

United States Securities and Exchange Commission

February 2, 2015

RESPONSE: The Company acknowledges the Staff’s comment. The Company believes that for product candidates in clinical development, information regarding the anticipated next milestone and the expected timing of such milestones may be material to investors. Accordingly, the Company respectfully requests that the Staff consider allowing this information to be retained in the table, but with the addition of more specific information regarding these milestones and a footnote clarifying that this information is based on the Company’s current estimates and subject to change. The Company has revised the disclosure on pages 2 and 80 accordingly.

2.	Please revise your pipeline table under the column labeled “Pathway” and in the text included within the arrows to identify the applicable pathway, drug candidate, and indication. Alternatively, if you have not yet identified an indication for the arrow labeled “Resolaris 4th Indication” or a drug candidate for the arrow labeled “iModFc non-RMIC” or “Liver,” or a pathway for the arrow labeled “Lung,” please eliminate these programs from the pipeline tables on pages 2 and 80.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the table on pages 2 and 80 accordingly to delineate interstitial lung disease as the fourth indication that the Company is pursuing for Resolaris. The Company has also revised the disclosure on pages 3-4 and 94-96 to include descriptions of the Company’s discovery and development activities in this indication and in its research programs with respect to potential indications in liver and lung.

Risk Associated with Our Business, page 4

3.	We note your risk factor disclosure that the FDA has placed a full clinical hold on your IND to evaluate Resolaris for adult patients with FSHD and that this hold prohibits you from continuing clinical trials of Resolaris in the United States. In the sections of your prospectus summary and business section where you discuss the expected timing of your receipt of initial results for your Phase 1b/2 trial of Resolaris, please expand your disclosure to discuss the clinical hold, the specific issues highlighted by the FDA, any material actions that you have taken or plan to take in response to the FDA’s communications, any updates from the FDA with respect your response to the clinical hold, and how the clinical hold impacts your planned development of Resolaris for adult patients with FSHD.

United States Securities and Exchange Commission

February 2, 2015

RESPONSE: The Company advises the Staff that the full clinical hold on the Company’s IND was removed by the FDA on January 15, 2015 and a partial clinical hold was placed on the IND by the FDA until the Company either submits more information regarding nonclinical data to document that the rodent deaths observed in the 1 and 3 month toxicity studies were not drug-related or proposes a monitoring strategy that would prevent serious toxicity in humans. The FDA has allowed the Company to proceed with clinical investigation at doses up to 3 mg/kg. The Company has updated the risk factor disclosure on page 14 and the description of the status of the trial on page 93 of the Business section to address the Staff’s comment. The Company respectfully advises the Staff that, because the partial clinical hold is not expected to have a material impact on the timeline for the trial, the Company has not included such disclosure in the prospectus summary.

Risk Factors

We face potential product liability, and, if successful claims are brought …, page 43

4.	Please quantify the amount of product liability insurance you carry and whether the amount of your coverage is typical for a company in your industry.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 43 accordingly.

Use of Proceeds, page 53

5.	Please disclose how far in the clinical development of Resolaris you expect the proceeds from this offering will enable you to proceed by indication. In this regard, we note that your development of Resolaris in Adults with FSHD is your most advanced product candidate. You should disclose whether you expect the applicable proceeds will be sufficient to fully fund each planned clinical trial or state what aspects of such trials you will be able to accomplish using the applicable proceeds.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 53 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock-Based Compensation, page 66

6.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE: The Company acknowledges the Staff’s comment and confirms it will provide an analysis on the differences between recent valuations of the Company’s common stock and the estimated offering price, once an estimated offering price is available.

United States Securities and Exchange Commission

February 2, 2015

Business, page 77

7.	Please provide a brief summary for each drug candidate included on your pipeline table on pages 2 and 80. For example, we note that you have not provided a discussion of the “discoveries” labeled Resolaris 4th Indication, Liver, or Lung.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3-4 and 94-96 accordingly to include descriptions of the Company’s research and discovery efforts in the above-mentioned indications.

8.	Please discuss your plans to apply for orphan designation for Resolaris for any applicable indications in the U.S. or European Union.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 19, 93 and 94 accordingly.

9.	Please discuss the terms of Pangu BioPharma’s joint research agreement with HKUST R and D Corporation Limited. Please include all of the material terms agreed to by the parties. This includes, but is not limited to:

•	the material services provided;

•	payment terms;

•	the duration of the agreement; and

•	the material termination provisions.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 99 accordingly to include additional information regarding the material terms of the agreement.

Phase 1b/2 Clinical Trial, page 93

10.	We note on page 12 that your Phase 1b/2 trial of Resolaris is designed to show efficacy. Please expand your disclosure to include the trials primary and secondary endpoints for the trial in adult patients with FSHD.

RESPONSE: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the current Phase 1b/2 trial of Resolaris is not designed to show efficacy to the satisfaction of the FDA, and has clarified the disclosure on pages 12 and 13 accordingly.

United States Securities and Exchange Commission

February 2, 2015

Our Advisors, page 114

11.	Please briefly discuss the function of your scientific advisory board and therapeutic advisory board as well as the specific responsibilities of the advisory board members and the frequency of the advisory board meetings.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 115 accordingly.

Executive and Director Compensation, Page 124

12.	Please update your executive and director compensation disclosure to reflect compensation information as of the registrant’s last completed fiscal year ended December 31, 2014. You should also continue to include 2013 executive compensation information in your Summary Compensation Table. Please refer to Instruction 1 to Item 402(n) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 125-128 accordingly.

Principal Stockholders, Page 134

13.	Please update your table on page 134 as of the most recent practicable date.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 136-139 accordingly.

Description of Capital Stock Warrants, page 139

14.	We note that you entered into a loan and security agreement with Comerica Bank in September 2007. Please expand your disclosure to clarify whether this agreement has terminated. If this agreement is outstanding, please expand your disclosure to discuss the material terms of this loan and security agreement. Additionally, please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that this agreement is not material to the company.

RESPONSE: The Company advises the Staff that the loan and security agreement terminated upon the Company’s repayment of all obligations thereunder and has revised the disclosure on page 141 accordingly. Because the agreement is no longer in effect and the Company has no outstanding rights or obligations thereunder, the Company has determined that the agreement need not be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

United States Securities and Exchange Commission

February 2, 2015

Shares Eligible for Future Sale, page 143

15.	Please state the number of shares of common stock, upon completion of this offering that will be restricted securities under Rule 144.

RESPONSE: The Company acknowledges the Staff’s comment and confirms it will state the number of shares of common stock that will be restricted securities under Rule 144 upon completion of this offering, once such number is available. The Company has revised the disclosure on page 146 accordingly.

16.	Please state the number of shares that are subject to a lock-up.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 147 accordingly. The Company respectfully advises the Staff that the applicable number of shares will be disclosed in the prospectus for the offering, once such final number is available.

Notes to Consolidated Financial Statements

Preferred Stock Warrant Liabilities, page F-10

17.	You disclose that you will carry the warrants to purchase various shares of redeemable convertible preferred stock as liabilities until such time as the warrant are no longer outstanding or the underlying securities are no longer redeemable outside your control, including the completion of your IPO. On page 139 you disclose that the various warrants contain provisions for the adjustment of the warrant exercise price and number of shares issuable for certain dilutive issuances. Please explain to us how the exercise terms of these warrants can be adjusted after the completion of your IPO and why these provisions do not also trigger liability accounting. In your response, please tell us specifically whether the provision in Article IV Section B.4(c) of your existing Certificate of Incorporation will carry over in your post-IPO Certificate and, if so, how this provision complies with the guidance in ASC 815-40-55-42 and 55-43. In this regard, it appears that the formula provided in this section adjusts for any issuance below the previous exercise price of the warrants and is not limited to the dilutive effect of future issuances below the then-current fair value.

RESPONSE: The Company advises the Staff that the adjustment for dilutive issuances provision is an element of the preferred stock into which the warrants are currently exercisable. Upon completion of this offering, the warrants will become exercisable for common stock and will no longer be subject to adjustment for dilutive issuances because neither the warrants nor the common stock for which they will be exercisable are subject to any provision for adjustment for dilutive issuances. The Company advises the Staff that the provision in Article IV Section B.4(c) of the Company’s existing Certificate of Incorporation will not carry over in the Company’s post-IPO Certificate of Incorporation. The Company has revised the disclosure on pages 141-142 to clarify the discussion of the dilutive issuance provision.

United States Securities and Exchange Commission

February 2, 2015

Exhibit

18.	Please file the join research agreement between Pangu BioPharma and HKUST R and D Corporation Limited as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the agreement is not material to the company.

RESPONSE: The Company advises the Staff that it does not believe the joint research agreement with HKUST R and D Corporation Limited is material to the Company. The agreement is for a term of one year only, and each year, the Company will decide whether to enter into a renewal agreement for another one-year term. The Company’s business is not substantially dependent upon the agreement, nor is the Company’s business dependent upon any intellectual property that is created under the agreement to any material extent. In addition, the total fees due under the agreement are less than US$200,000 (HK$1,422,014.10), an amount that the Company does not deem to be material.

Other Comments

19.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

RESPONSE: The Company acknowledges the Staff’s comment and will file any additional exhibits as soon as practicable.

20.	Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

RESPONSE: The Company acknowledges the Staff’s comment and will provide proofs of all graphics, visual or photographic information to be used in the printed prospectus to the Staff as soon as practicable for review.

21.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company advises the Staff that at this time it has not provided potential investors with written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. To the extent any such written communications are provided in the future to potential investors, the Company will supplementally provide the Staff copies of such written communications.

If you require additional information, please telephone the undersigned at (415) 733-6071 or Mitzi Chang at (415) 733-6017.

United States Securities and Exchange Commission

February 2, 2015

Sincerely,

/s/ Maggie Wong

Maggie Wong

cc:	John D. Mendlein (aTyr Pharma, Inc.)

Frederic Chereau (aTyr Pharma, Inc.)

Nancy D. Krueger (aTyr Pharma, Inc.)

Kingsley L. Taft (Goodwin Procter LLP)

Mitzi Chang (Goodwin Procter LLP)

Alan F. Denenberg (Davis Polk & Wardwell LLP)